UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Application of Entergy Corp., et al.
File No.  70-9667

CERTIFICATE PURSUANT TO
RULE 24 UNDER THE PUBLIC
UTILITY HOLDING COMPANY
ACT OF 1935

Pursuant to the requirements of Rule 24 under the Public
Utility Holding Company Act of 1935, as amended ("PUHCA"),
Entergy Corporation ("Entergy"), a registered holding
company, Entergy Arkansas, Entergy Gulf States, Entergy
Louisiana, and Entergy Mississippi hereby file this semi-
annual report as required by the Securities and Exchange
Commission's order authorizing the sale or transfer of
certain utility assets to customers or other non-affiliated
parties for a period ending December 31, 2004.    See HCAR
35-27235, September 26, 2000, File No. 70-9667 ("Order").

For the six months ended December 31, 2001, the following information is reported pursuant to the Order:

                 Description of
                 Utility Assets    Date   Name of          Received
   Company            Sold       of Sale  Purchaser     Consideration

                                          West
                 Poles and other          Memphis
Entergy          distribution             Utility
Arkansas, Inc.   property        07/2001  Commission          $15,091
                                                            ---------
                 Poles and other
Entergy          distribution             Conway
Arkansas, Inc.   property        08/2001  Corporation          87,822

                 Poles and other          City of
Entergy          distribution             North
Arkansas, Inc.   property         8/2001  Little Rock         203,709
                                                            ---------
                                   Entergy Arkansas Total    $306,622

                 Poles and other
Entergy Gulf     distribution             Quail Creek
States, Inc.     property        10/2001  Oil                  $5,149
                                                            ---------
                                   Entergy Gulf States total   $5,149

Total consideration received by Entergy Operating Companies  $311,711
                                                            =========

In witness whereof, the undersigned company has caused this certificate to be executed on this 1st day of March 2002.

ENTERGY CORPORATION


By:/s/ Nathan E. Langston
     Nathan E. Langston
     Senior Vice President and Chief Accounting Officer